Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

Final Term Sheet

AMERICAN TOWER CORPORATION

August 14, 2013

Issuer:	American Tower Corporation (“AMT”)

Coupon:	3.40% Senior Notes due 2019 (the “2019 Notes”) 5.00% Senior Notes due 2024 (the “2024 Notes”)

Principal Amount:	2019 Notes: $750,000,000 2024 Notes: $500,000,000

Maturity:	2019 Notes: February 15, 2019 2024 Notes: February 15, 2024

Price to Public:	2019 Notes: 99.911% 2024 Notes: 99.888%

Yield to Maturity:	2019 Notes: 3.418% 2024 Notes: 5.014%

Spread to Benchmark Treasury:	2019 Notes: T + 195 basis points 2024 Notes: T + 230 basis points

Benchmark Treasury:	2019 Notes: 1.375% UST due July 31, 2018 2024 Notes: 2.500% UST due August 15, 2023

Benchmark Treasury Spot and Yield:	2019 Notes: 99-17 3/4; 1.468% 2024 Notes: 98-04+; 2.714%

Ratings(1) (Moody’s / S&P / Fitch):	Baa3/ BB+/ BBB (stable/positive watch /stable)

Interest Payment Dates:

2019 Notes: Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2014

2024 Notes: Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2014

Make-whole call:

2019 Notes: At any time at greater of Par and Make-Whole at discount rate of Treasury plus 30 basis points

2024 Notes: At any time at greater of Par and Make-Whole at discount rate of Treasury plus 35 basis points

Trade Date:	August 14, 2013

Settlement Date:	August 19, 2013

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

CUSIP/ISIN:	2019 Notes: 03027X AC4 / US03027XAC48 2024 Notes: 03027X AD2 / US03027XAD21

Use of Proceeds:	We intend to use the net proceeds to (i) repay existing indebtedness incurred under the 2013 Credit Facility and/or other credit facilities, (ii) finance recently announced acquisitions and (iii) for general corporate purposes. Subject to the terms of our credit facilities, amounts outstanding thereunder that are repaid may be re-borrowed at a later date.

Capitalization:	On an “as further adjusted” basis, after giving effect to the receipt of approximately $1,238.7 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of $322 million of the net proceeds to repay existing indebtedness incurred under the 2013 Credit Facility.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc. Morgan Stanley & Co. LLC TD Securities (USA) LLC

Senior Co-Managers:	Barclays Capital Inc. EA Markets Securities LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC RBS Securities Inc. Santander Investment Securities Inc.

Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. SMBC Nikko Securities America, Inc.

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Term Sheet supplements the Preliminary Prospectus Supplement dated August 14, 2013 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or e-mailing dg.prospectus_requests@baml.com, Mizuho Securities USA Inc. toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and TD Securities (USA) LLC at 1-855 495-9846.